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                                                                 Exhibit 2.2

Whittman-Hart, Inc.
311 South Wacker Drive, Suite 3500
Chicago, Illinois 60606-6618
Attention: Robert F. Bernard,
           Chairman and Chief Executive Officer

                             January __, 2000

Dear Robert,

     It is our understanding that you have selected W. Barry Moore to be the "New Director" as defined in Section 6.17 of the Agreement and Plan of Merger by and among Whittman-Hart, Inc., Uniwhale, Inc. and USWeb Corporation dated as of December 12, 1999 (the "Agreement").

     As you know, W. Barry Moore is currently serving on the Whittman-Hart board of directors. Therefore, USWeb/CKS hereby waives the requirement that the New Director not be a current director of Whittman-Hart. Further, USWeb/CKS hereby waives its right to consent to the selection of Mr. Moore as the New Director.

     Additionally, we acknowledge that Whittman-Hart shall have satisfied its conditions with respect to the composition of the first class of directors - the class with a term expiring at Whittman-Hart's 2000 annual meeting of stockholders - if this class shall consist of two current USWeb/CKS directors, instead of one current USWeb/CKS director. We also acknowledge that Whittman-Hart shall have satisfied its conditions with respect to the composition of the second class of directors - the class with a term expiring at Whittman-Hart's 2001 annual meeting of stockholders - if this class shall consist of three current Whittman-Hart directors and one current USWeb/CKS director, instead of two current Whittman-Hart directors and two current USWeb/CKS directors.

                                         USWeb Corporation


                                         Robert Shaw
                                         Chief Executive Officer